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                                (Z Trim Holdings Inc. Letterhead)

August 3, 2010

Securities and Exchange Commission
Washington DC 20549-7010

Attn.: Mr. H. Roger Schwall,  Branch Chief, Division of Corporation Finance

Re: Registration Statement on Form S-1 Number 333-168372 (the “Registration Statement”) filed July 29, 2010 by Z Trim Holdings Inc. (the “Registrant”)

Ladies and Gentlemen:

The Registrant hereby amends the Registration Statement to include the following language on the cover page thereof:

THE REGISTRANTS HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

Very truly yours,

Z Trim Holdings, Inc.

By:	/s/Steven J. Cohen
Steven J. Cohen. Chief Executive Officer